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49-(0)69-71914-3400

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MILBANK, TWEED, HADLEY & McCLOY LLP 601 South Figueroa Street Thirtieth Floor Los Angeles, CA 90017-5735 TEL: 213-892-4000 FAX: 213-629-5063	BEIJING (8610) 5969-2700 FAX: (8610) 5969-2707 HONG KONG 852-2971-4888 FAX: 852-2840-0792 SINGAPORE 65-6428-2400 FAX: 65-6428-2500 TOKYO 81-5410-2801 FAX: 81-5410-2891

January 13, 2016

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Sandra Hunter

Re:                         Red Rock Resorts, Inc.

Registration Statement on Form S-1

Filed October 13, 2015

File No. 333-207397

Ladies and Gentlemen:

On behalf of Red Rock Resorts, Inc. (formerly Station Casinos Corp.) (the “Company”), this letter supplementally provides to the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) a draft letter in response to written comments of the Staff contained in the Staff’s letter dated January 7, 2016.  The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review the attached draft of the comment response letter.  The supplemental information set forth herein has been provided for the information of the Staff only and shall not be deemed to have been filed with the Commission.  If you have any questions, please do not hesitate to contact the undersigned at (213) 892-4671.

Sincerely,

/s/ Deborah Conrad

Deborah Conrad

January [__], 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:                         Red Rock Resorts, Inc.

Registration Statement on Form S-1

File No. 333-207397

Ladies and Gentlemen:

On behalf of our client, Red Rock Resorts, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 7, 2016 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Registration Statement

Dividend Policy, page 55

1.            We note your response to comment 8. We may have further comment once the estimated dividend has been determined.

Response:

The Company acknowledges the Staff’s comment and will submit information regarding the estimated dividend promptly following the determination of the proposed dividend policy.

Unaudited Pro Forma Condensed Combined Financial Statement Information, page 60

2.            We note that the majority of your pro forma adjustments have not been quantified. We may have further comment once these amounts have been disclosed.

Response:

The Company acknowledges the Staff’s comment and will submit complete pro formas promptly following the determination of the proposed price range for the offering.

Securities and Exchange Commission
Station Casinos Corp.

January [__], 2016

Principal and Selling Stockholders, page 162

3.            We note your response to prior comment 11 and the removal of the table referring to LLC Units. Please tell us why you have not provided disclosure in a stockholder table for the shares of Class B Common Stock. We note that Item 403 of Regulation S-K requires beneficial ownership disclosure for each class of your voting securities.

Response:

The Company has revised the Principal And Selling Stockholders table on page ___  of Amendment No. 2 to the Registration Statement to include an additional column for Class B Common Stock.

Registration Rights, page 156

4.            We note your response to prior comment 12 and reissue that comment. Please provide us supplementally with a detailed analysis regarding why these private placements should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007). Also, it appears that you are deemed to offer the Class A common stock upon entry of the Exchange Agreement. Please see our Compliance & Disclosure Interpretation 134.02 which states that “‘the Commission or a court could find a violation of Section 5 where a company begins an offering as a private placement and seeks to complete that offering pursuant to a registration statement.’”

Response:

The Company respectfully advises the Staff that it expects that the offer and sale of Class A Common Stock pursuant to the Exchange Agreement will be made pursuant to a private placement conducted under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D. The Company believes that its position that the offer of such shares is subject to the exemption from registration provided by Section 4(a)(2) of the Securities Act falls within the authority established in the no-action letter to Black Box Incorporated (June 26, 1990) (“Black Box”) and Squadron, Ellenoff, Pleasant & Lehrer (February 22, 1992) (“Squadron Ellenoff”) and is further supported by the guidance set forth by the SEC Division of Corporate Finance in Release 33-8828 (the “Release”).  In Black Box, the SEC established its view that, for policy reasons, offers and sales of securities to a limited number of purchasers in a transaction subsequent to the filing of a registration statement covering a proposed public offering are permissible if such transactions would be viewed as a valid private placement if viewed separately.  In Squadron Ellenoff, the SEC further confirmed its position with respect to the permissibility of a simultaneous registered offering and unregistered offering to a limited number of qualified institutional buyers and institutional accredited investors.  More recently, the SEC commented in the Release that “while there are many situations, in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of a registration statement”  and that “if a company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be

Securities and Exchange Commission
Station Casinos Corp.

January [__], 2016

conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The Company expects that the only parties to the Exchange Agreement will be (a) FI Station Investor LLC, Fertitta Business Management LLC, LNA Investments, LLC and KVF Investments, LLC, each of which is controlled by Frank J. Fertitta III, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and/or Lorenzo J. Fertitta, a member of the Board of Directors of the Company; (b) German American Capital Corporation (“GACC”), a wholly-owned subsidiary of Deutsche Bank Aktiengesellschaft; (c)  J.P. Morgan Chase Bank, N.A. (“JPM”); (d) Oaktree SC Investments CTB, LLC (“Oaktree Investments”); and (e) Stephen L. Cavallaro, Richard J. Haskins, Marc J. Falcone, Scott M Nielson, Thomas M. Friel and Kevin L. Kelly (collectively, the “Management Members”).  The Company notes that the Fertitta family entities that will hold direct and indirect equity interests in the Company have substantial assets in addition to such equity interests, each of Frank J. Fertitta III and Lorenzo J. Fertitta has served as an executive officer or director of subsidiaries of the Company or their predecessors for many years and that the Fertitta family has had an ownership interest in the Company since 1973.  Further, each of GACC, JPM and Oaktree Investments is a large institutional investor with a substantive pre-existing relationship with the Company as each of such entities has held membership interests and/or warrants to purchase membership interests of Station Holdco since June 2011, was a creditor of a predecessor to Station Holdco prior to June 2011 and, in the case of JPM and GACC, either is, or is affiliated with an entity that is, currently a lender to a subsidiary of Station Holdco.  In addition, each of the Management Members has held an indirect interest in Station Holdco since 2013 or earlier, is an accredited investor and is an executive officer of the Company or, in the case of Mr. Kelley, who is the brother-in-law of Frank J. Fertitta III and Lorenzo J. Fertitta, was an executive officer of the Company from 2008 to 2013.  In light of guidance of the Commission set forth in Black Box, Squadron Ellenoff and the Release, because the parties to the Exchange Agreement have all been identified based on their pre-exisitng relationship with the Company and not as a result of the Company’s filing the registration statement or any reverse inquiry as resulting therefrom, the Company believes that the offer and sale of shares of Class A Common Stock pursuant to the Exchange Agreement should be viewed as a valid private placement that is separate from the offer and sale of shares of Class A Common Stock pursuant to the current registered offering.

The Company further notes that the Exchange Agreement will provide that parties to the Exchange Agreement shall not be entitled to exchange LLC Units and Class B Common Stock, and the Company shall have the right to refuse to honor any request for an exchange, at any time or during any period if the Company or Station Holdco determines that such exchange would be prohibited by law or regulation (including, without limitation, the unavailability of a registration of such exchange under the Securities Act of 1933, as amended, or an exemption from the registration requirements thereof).  Accordingly, to the extent that the Company determines that any issuance of Class A Common Stock pursuant to the Exchange Agreement would not constitute a valid private placement, the Company will not be obligated to effect such an exchange.

As indicated in earlier correspondence with the Staff, the Company expects that resales of the shares of Class A Common Stock issued pursuant to the Exchange Agreement will be registered pursuant to a registration statement.  Although the Company previously indicated that it may file a registration statement registering the issuance of shares of Class A Common Stock in exchange for LLC Units and shares of Class B Common Stock pursuant to the Exchange Agreement, in light of the Staff’s comments the Company has reviewed the terms of the Exchange Agreement and the guidance of the Commission in Compliance & Disclosure Interpretation 134.02 and has determined that it will not

Securities and Exchange Commission
Station Casinos Corp.

January [__], 2016

file a registration statement registering such exchange of such interests but rather will file a registration statement registering the resale of the shares of Class A Common Stock issued pursuant to the Exchange Agreement.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please do not hesitate to contact me at (213) 892-4671 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Sincerely,

Deborah Conrad

CC:                        Securities and Exchange Commission

Daniel Gordon

Shannon Sobotka

Sandra Hunter

Station Casinos Corp.

Frank J. Fertitta III